UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Fremont General Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  A-357288109
            -------------------------------------------------------
                                 (CUSIP Number)


                               James A. McIntyre
     2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404
                                (310) 315 -5500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 14, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. A-357288109                                          Page 2 of 7 Pages
---------------------                                          -----------------



-----  -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James Albert McIntyre     ####-##-####

-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) / /
                                                                       (b) / /

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       OO, PF

-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            2,566,621
   OWNED BY
     EACH         -----  -------------------------------------------------------
  REPORTING        8     SHARED VOTING POWER
    PERSON
     WITH
                  -----  -------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         2,566,621

                  -----  -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER


-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,566,621

-----  -------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  /X/


-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.3%

-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)

       IN
-----  -------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     Common Stock of Fremont General Corporation (the "Company"), 2020 Santa Monica Boulevard, Suite 600, Santa Monica, California 90404.


ITEM 2. IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to the individual on behalf of whom this Schedule 13D is being signed: (a) name; (b) address; (c) information concerning principal occupation or employment; (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the past five years; and
(f) information with respect to citizenship.

              (a)    James Albert McIntyre

              (b)    2020 Santa Monica Boulevard, Suite 600
                     Santa Monica, California 90404

              (c) Chairman and Chief Executive Officer of the Company, whose address is set forth in Item 1 hereof.

              (d)    No convictions in criminal proceedings.

              (e)    No civil or administrative proceedings.

              (f)    United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (1)

     Mr. McIntyre indirectly owns the 1,316,081 shares of the Company's Common Stock held by the James A. McIntyre Living Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired 1,320,984 shares as a gift from James A. McIntyre and 7,497 shares of the Company's Common Stock as a gift from the McIntyre Family Trust. The trust transferred, as gifts, 10,000 shares to the McIntyre Charitable Remainder Unitrust, and 2,400 shares to the McIntyre Grandchildren's Trust.

     Mr. McIntyre indirectly owns the 8,400 shares of the Company's Common Stock held by the James A. McIntyre Grandchildren's Trust, of which he is trustee and holds a vested beneficiary interest. The trust acquired the 8,400 shares of the Company's Common Stock as a gift from the James A. McIntyre Living Trust.

--------
     (1) All share numbers and prices included herein have been adjusted for the 10% stock dividend paid by the Company in June 1995, as well as the three-for-two split of the Company's Common Stock that was effected in January 1996 and paid in February 1996.

     Mr. McIntyre indirectly owns 10,000 shares of the Company's Common Stock held by the James A. McIntyre Charitable Remainder Unitrust, of which he is trustee and holds a vested beneficiary interest. The trust acquired the 10,000 shares of Company Common Stock as a gift from the James A. McIntyre Living Trust.

     Mr. McIntyre is a remainder beneficiary of The Padaro Trust which owns an aggregate of 1,485,000 shares of the Company's Common Stock (as to which Mr. McIntyre disclaims beneficial ownership).


     Mr. McIntyre also indirectly owns as of December 31, 1996 (the most recent valuation date), (i) 184,715 shares pursuant to the Company's 401(k) Plan, (ii) 18,498 shares pursuant to the Company's Employee Stock Ownership Plan ("ESOP"),
(iii) 17,240 shares pursuant to the Company's Excess Benefit Plan, and (iv) 23,758 shares pursuant to the Senior Supplemental Executive Retirement Plan ("SERP").

     Mr. McIntyre also owns 446,600 shares of the Company's Common Stock that he was awarded pursuant to the Company's 1995 Restricted Stock Award Plan, As Amended (the "RSAP"). The shares of Common Stock awarded under the RSAP are restricted and may not be sold by Mr. McIntyre until these restrictions lapse. Ten percent of Mr. McIntyre's shares will generally be released from restriction on the first designated release date and on each of the nine anniversaries thereafter, provided that his status as an employee has not terminated and the Company has not exercised its reacquisition option. Mr. McIntyre has full voting and dividend rights with respect to the shares. A total of 44,660 shares are scheduled to be released as of January 1, 1997.

     In addition, Mr. McIntyre has been granted options to purchase an aggregate of 595,406 shares of Common Stock under the Company's Amended Non-Qualified Stock Option Plan of 1989. Mr. McIntyre was granted (i) an option to purchase 89,495 shares of Common Stock on November 13, 1989 at an exercise price of $7.22 per share, (ii) an option to purchase 34,650 shares of Common Stock on May 31, 1990 at an exercise price of $7.22 per share, (iii) an option to purchase 127,976 shares of Common Stock on November 8, 1990 at an exercise price of $5.05 per share, (iv) an option to purchase 119,132 shares of Common Stock on November 14, 1991 at an exercise price of $10.10 per share, (v) an option to purchase 85,388 shares of Common Stock on November 12, 1992 at an exercise price of $10.81 per share, (vi) an option to purchase 61,215 shares of Common Stock on November 16, 1993 at an exercise price of $15.00 per share and (vii) an option to purchase 77,550 shares of Common Stock on November 10, 1994 at an exercise price of $14.62 per share. The options are exercisable at a rate of 25% per year beginning on the first anniversary of the date of grant. As of December 31, 1996, options to purchase 541,329 shares of Common Stock were exercisable within 60 days. The options expire as to unexercised shares on the tenth (10th) anniversary of the date of grant.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. McIntyre acquired the majority of his shares of the Company's Common Stock through (i) gifts from family members, (ii) purchases directly from the Company and (iii) private purchases and transfers from family members. He acquired the remainder of his shares under employee benefit plans. Mr. McIntyre sold 165,000 shares of the Company's Common Stock through a series of transactions in the public market during October and November 1995, and may sell or acquire additional shares in the future depending on his view of the business prospects of the Company, investment alternatives, market conditions, and other factors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by Mr. McIntyre are as follows:


       Name                Shares Beneficially Owned        Percent of Class(1)
------------------       -----------------------------       -------------------

James A. McIntyre                2,566,621 (2)                      9.3%


------------


              (1) Based on 27,501,132 shares of the Company's Common Stock outstanding as of November 8, 1996, according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, filed November 14, 1996.

              (2) Includes 541,329 options to purchase the Company's Common Stock which were exercisable within sixty days and 244,211 shares held by the trustees under the Company's 401(k) Plan, Employee Stock Ownership Plan, Excess Benefit Plan and Senior Supplemental Executive Retirement Plan (the "Plans"). Also includes 446,600 shares of the Company's Common Stock awarded pursuant to the Company's RSAP. The shares of Common Stock awarded under the RSAP are restricted and may not be sold by the reporting person until these restrictions have lapsed. Ten percent of the reporting person's shares will generally be released from restriction on the first designated release date and on each of the nine anniversaries thereafter, provided that his status as an employee has not terminated and the Company has not exercised its reacquisition option. Mr. McIntyre has full voting and dividend rights with respect to the shares. A total of 44,660 shares are scheduled to be released as of January 1, 1997. Excludes 20,800 shares of Fremont General Financing I (a wholly owned subsidiary of the Company) 9% Trust Originated Preferred Securities (TOPrS)SM (service mark of Merrill Lynch & Company) held by Mr. McIntyre, which securities are non-voting.

     (b) Mr. McIntyre has sole voting and dispositive power with respect to (i) the 1,316,081 shares of the Company's Common Stock owned by the James A. McIntyre Living Trust of which he is trustee; (ii) the 8,400 shares of the Company's Common Stock owned by the James A. McIntyre

Grandchildren's Trust of which he is trustee; (iii) 10,000 shares of the Company's Common Stock owned by the James A. McIntyre Charitable Remainder Unitrust of which Mr. McIntyre is trustee. Mr. McIntyre will have sole voting and dispositive power with respect to any shares issued upon the exercise of outstanding vested stock options. Shares held in trust under the Plans other than the ESOP and SERP are allocated to the participants and are voted pursuant to the participant's instructions (or for those participants who do not vote, in proportion to the votes which are received from participants who do vote). Shares held in the ESOP and SERP are voted by the Plan's trustee upon instructions from the participant to whose account the stock is allocated and from the Committee appointed by the Company's Board of Directors as to the unallocated shares of stock.

     (c) The following is a list of transactions within the past sixty days by Mr. McIntyre:

     Mr. McIntyre participates in the Company's benefit plans under which periodic purchases of the Company's Common Stock are made or awards are received. There were no transactions outside these benefit plans in the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

ITEM 8.  SIGNATURE PAGE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 6, 1997                       /s/ JAMES A. MCINTYRE
                                               ---------------------
                                               James A. McIntyre